Exhibit 99.1

NICE Actimize Positioned As Overall Technology Leader in the
2020 Quadrant Knowledge Trade Surveillance & Monitoring Report

The SPARK Matrix™ for Trade Surveillance shows NICE Actimize as the highest-scoring vendor across
Technology Excellence and Customer Impact metrics

Hoboken, NJ, November 2, 2020 – NICE Actimize, a NICE (Nasdaq: NICE) business, has been ranked by global advisory and consulting firm Quadrant Knowledge Solutions as the overall global Technology Leader in its report titled “SPARK Matrix™: Trade Surveillance and Monitoring, 2020”. The Quadrant Knowledge Solutions research report, which provided competitive analysis and a ranking of 9 global trade surveillance vendors in the form of its proprietary SPARK Matrix, scored NICE Actimize highest across Technology Excellence and Customer Impact performance metrics.

The Quadrant Knowledge report, in positioning NICE Actimize and its SURVEIL-X Holistic Surveillance Suite as the leader, cited numerous strengths, noting, “NICE Actimize product strategy and roadmap is centered around the themes of complete coverage, precision detection, and intelligent investigations. The company is making continued investment in AI and customer-enabled, self-development tools for both traditional and ML-based models. With the focus on providing proactive surveillance, the company continues to enhance its automation capability by leveraging AI & expert user feedbacks and shares the knowledge with its customers via federated learning.”

The report also stated, “The company also offers advanced machine learning and anomaly detection to identify real risks and help organizations to significantly reduce false positives. NICE Actimize’s capability to provide data integration with over 150 real-time data feeds and ingest third-party data is also among the key differentiators. Additionally, the company's industry-leading integrated case management capability is widely recognized amongst its customers.”

“Driven by complex regulatory compliance and increasing instances of market abuse, vendors are offering holistic Trade Surveillance & Monitoring solutions with 360-degree surveillance,” explained Maria Gonsalves, Senior Analyst, Quadrant Knowledge Solutions. “These trade surveillance solutions monitor & analyze transactions, communications, and behavioral patterns to provide enhanced detection and comprehensive investigations. The 360-degree approach to Trade Surveillance & Monitoring increases true positives, decreases false positives, and enables firms to better identify patterns within trade surveillance. Demand for robust trade surveillance solutions that gather data from all different channels such as trade and order data, social networking sites data, voice communications and behavioral data is increasing rapidly. NICE Actimize is a clear leader in delivering these capabilities.”

“We thank Quadrant Knowledge for providing recognition for the innovation within our markets surveillance suite,” said Chris Wooten, Executive Vice President, NICE. “We continue to make significant investments across our entire compliance and surveillance portfolio, with a focus on further developing artificial intelligence-based solutions that enhance the efficiency of surveillance programs and reduce the cost of compliance. As we work to fight misconduct, meet ever-changing regulatory requirements, and reduce risk to financial services organizations, our customers can expect continued advancements from us within these areas.”

Quadrant Knowledge Solutions’ SPARK Matrix provides a snapshot of key market participants and a visual representation of their positioning, along with strategic insights on how each vendor ranks related to their competitors along several axes representing a range of performance parameters coinciding with technology excellence and customer impact. These coordinates are then used to create the final SPARK Matrix.

To download a complimentary copy of the Quadrant Knowledge “SPARK Matrix™: Trade Surveillance and Monitoring, 2020,” please click here.

For more information on SURVEIL-X visit www.holisticsurveillance.com.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq: NICE.

About NICE
NICE (Nasdaq: NICE) is the world’s leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Corporate Media Contact:
Cindy Morgan-Olson, +1 551 256 5000, NICE Actimize, cindy.morgan-olson@niceactimize.com, ET

Investors:
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Yisca Erez, +972-9-775-3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.